Accrew, Inc.

Cash Flow



2022 Accrew, Inc.

	Date:	12/31/2022

	For the Year Ending	12/31/2021
	Cash at Beginning of Year	$0.00

OPERATING ACTIVITIES		2022	2021
Net Income	$	(66,893)	(4,672)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Accounts receivable (A/R)	$	(0)	
Accounts Payable (A/P)	$	23	
Payroll wages and tax to pay:Contract Labor Payable	$	1,444	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	1,467	$ -
Net cash provided by operating activities	$	(65,426)	$ (4,672)

INVESTING ACTIVITIES			
Bank Reserves		-4,375	
Net cash provided by investing activities	-$	4,375	$ 0

FINANCING ACTIVITIES			
Line of credit	$	5,110	
Owner's Equity			$ 4,672
SAFE Notes	$	92,015	
Net cash provided by financing activities	$	97,125	$ 4,672
Net cash increase for period	$	27,324	$ 0
Cash at end of period	$	27,324	$ 0